SCHEDULE A

Series of Professionally Managed Portfolios	Annual Fee Rate as a Percentage of Average Daily Net Assets

DSM Large Cap Growth Fund	1.00% for the first $500 million, 0.90% on assets over $500 million.
DSM Global Growth Fund	0.90% for the first $500 million, 0.80% on assets over $500 million.

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the series listed on Schedule A	DSM CAPITAL PARTNERS LLC

By: /s/ Eric W. Falkeis	By: /s/ Stephen Memishian
Name: Eric W. Falkeis	Name: Stephen Memishian
Title: President	Title: Managing Partner

As amended by Board Approval on March 2, 2012 to add the DSM Global Growth Fund.